A.S.V., Inc.
Exhibit 11 — Computation of Earnings per Share
Years ended December 31, 2006, 2005 and 2004
(In thousands, except share data)

	2006	2005	2004

Basic
Earnings
Net earnings	$22,047	$27,898	$17,175

Shares
Weighted average number of common shares outstanding	26,860,199	26,280,216	25,471,998

Earnings per common share	$.82	$1.04	$.67

Diluted
Earnings
Net earnings	$22,047	$27,898	$17,175

Shares
Weighted average number of common shares outstanding	26,860,199	26,820,216	25,471,998
Assume the proceeds from the exercise of options and warrants together with the related tax benefit of unrecognized compensation were used to repurchase shares issued upon exercise of options and warrants. The unrecognized compensation was not utilized in the calculation in 2005 and 2004	428,773	905,025	1,353,002

Weighted average number of common and common equivalent shares outstanding	27,288,972	27,725,241	26,825,000

Earnings per common share	$.81	$1.01	$.64